                 RECORD SECOND QUARTER EARNINGS REPORTED BY
               ASSOCIATES FIRST CAPITAL CORPORATION

        DALLAS, July 16, 1996 -- Associates First Capital Corporation
(NYSE: AFS) today reported record net earnings for the second quarter of 1996. Net earnings for the three-month period ended June 30, 1996, increased
23% to $200.2 million, or $0.58 per share.   This compares with $162.4 million
and $0.47 per share a year ago.
        Keith W. Hughes, chairman and chief executive officer, said: "We continued to experience strong finance receivables growth in our diversified portfolio from both internal sources and acquisitions. We completed the quarter with more than $45 billion in assets, the most in our history. Our record earnings reflect this higher level of earning assets, which along with an improvement in operating efficiency, more than offset an increase in net credit losses. Although credit losses in the industry have trended higher, we continue to maintain a strong balance sheet and a reserve position that recognizes our growth and historic loss experience."
        The Associates reported net finance receivables outstandings of
$43.6 billion at June 30, a 17% increase over the $37.1 billion in the prior year. The company said it grew $2.5 billion in the second quarter, with approximately 40% of the growth due to major acquisitions in the credit card and commercial finance portfolios. In addition, the company has previously announced acquisitions of nearly $2 billion in the consumer branch system and commercial finance portfolios that will close in the third quarter.
        Consumer net receivables outstanding were $30.2 billion at June 30, up 16% from the $26.0 billion reported last year. Commercial net receivables outstanding were $13.4 billion at June 30, up 21% from the $11.1 billion for
the same period a year ago.   The company's diversified receivables portfolio
primarily consists of home equity loans, personal loans, retail sales finance contracts, credit cards and specialized financing for trucks, equipment and manufactured housing.
        Total revenue for the second quarter increased 13% to $1.7 billion, compared with $1.5 billion for the same period last year. Net interest margin for the quarter was 9.28%, excluding the one-time charges related to the company's initial public offering in May. In the comparative quarter in 1995, net interest margin was 9.25%. The company's efficiency ratio, operating expenses as a percentage of gross margin, improved to 44.5% from 49.8% a year ago.
        Loans delinquent 60-days-or-more increased to 1.80% at June 30 compared to 1.78% for the first quarter of 1996 and 1.40% a year ago. The increase in delinquency is reflective of the generally less favorable trends in economic conditions that have affected most lenders. Losses were 1.95% of average net receivables for the second quarter compared to 1.74% in the first quarter and 1.54% a year ago. The company increased its allowance for losses to 3.37% of net receivables, compared to 3.33% in the first quarter and 3.21% a year ago.
        Associates First Capital Corporation is the nation's largest publicly-traded finance company and provides consumer and commercial finance, leasing and related services through more than 2,000 offices in the U.S. and internationally. Based in Dallas, it has assets of $45.1 billion. The Associates is a majority-owned subsidiary of Ford Motor Company and part of Ford's Financial Services Group.
(Table follows)

ASSOCIATES FIRST CAPITAL CORPORATION

                                        FINANCIAL HIGHLIGHTS

===============================================================================================

                                      Three Months Ended or at            Change from Prior Year
($ millions - except
 earnings per share)                06/30/96          06/30/95            Amount         Percent
- ------------------------------------------------------------------------------------------------

Earnings before provision
   for income taxes                $   327.6    $    272.1              $  55.5           20 %

Net earnings
   Amount                              200.2         162.4                 37.8           23
   Return on equity                    19.55 %       13.64 %
   Return on adjusted equity <F1>      25.45         18.49
   Return on assets                     1.83          1.71

Net earnings per share                  0.58          0.47                 0.11           23

Stockholders' equity                 5,106.9        4,829.9                277.0           6

Net finance receivables
   Consumer finance               $ 30,165.8    $ 26,047.2             $ 4,118.6          16
   Commercial finance               13,423.7      11,087.9               2,335.8          21
                                  -----------   -----------            ----------
    Total net finance receivables $ 43,589.5    $ 37,135.1             $ 6,454.4          17
                                  ===========   ===========            ==========

Total assets                      $ 45,116.4    $38,913.4              $ 6,203.0          16

Total revenue                        1,717.0      1,514.7                  202.3          13

Net interest margin (as a % of
   avg net receivables)<F2>             9.28 %       9.25 %                 0.03 pts.

Efficiency ratio                        44.5 %       49.8 %                 (5.3)pts.

                                   Three Months Ended or at              Change from Prior
                                   06/30/96          03/31/96            Quarter       Year
                                  ----------------------------------------------------------
Credit Quality
   60+Days contractual
    delinquency                         1.80 %       1.78 %               0.02pts.       0.40pts.

   Credit losses (as a % of avg
    net finance receivables)            1.95 %       1.74 %               0.21pts.       0.41pts.

   Allowance for losses on finance
    receivables
      Amount                        $ 1,469.0   $  1,368.8          $    100.2      $   276.7

      Percent of net finance
      receivables                        3.37 %       3.33 %              0.04pts.        0.16pts

 <F1> Excludes push-down goodwill created by Ford's acquisition of foreign affiliates in 1989.
 <F2> The first and second quarters of 1996 exclude one-time charges related to the company's initial public offering of 14 bpts and 8 bpts, respectively.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Statement of Earnings                                                            Page 1
=========================================================================================

                                      Three Months Ended          Change from Prior Year
Consolidated ($ millions)    06/30/96     03/31/96    06/30/95     Amount         Percent
Revenue
Finance charges             $ 1,567.6    $ 1,505.0   $ 1,377.9   $   189.7        13.8 %
Insurance premiums              100.5         93.1        94.9         5.6         5.9
Investment and other income      48.9         46.9        41.9         7.0        16.7
- -----------------------------------------------------------------------------------------
                              1,717.0      1,645.0     1,514.7       202.3        13.4

Expenses
Interest expense                593.5        580.5       540.3        53.2         9.8
Operating expenses              483.2        461.2       469.8        13.4         2.9
Provision for losses on
   finance receivables          275.7        252.3       201.7        74.0        36.7
Insurance benefits paid or
   provided                      37.0         34.2        30.8         6.2        20.1
- -----------------------------------------------------------------------------------------
                              1,389.4      1,328.2     1,242.6       146.8        11.8
- -----------------------------------------------------------------------------------------
Earnings before provision
   for income taxes             327.6        316.8       272.1        55.5        20.4
Provision for income taxes      127.4        124.5       109.7        17.7        16.1
- -----------------------------------------------------------------------------------------
Net earnings                $   200.2    $   192.3    $  162.4    $   37.8        23.3 %
=========================================================================================
Net earnings per share      $    0.58    $    0.55    $   0.47    $   0.11        23.4 %

Consolidated (% of average net receivables)

Revenue
Finance charges                 14.81 %      14.91 %     15.21 %
Insurance premiums               0.95         0.92        1.05
Investment and other income      0.46         0.46        0.46
- -----------------------------------------------------------------------------------------
                                16.22        16.29       16.72

Expenses
Interest expense                 5.61         5.75        5.96
Operating expenses               4.57         4.57        5.19
Provision for losses on
   finance receivables           2.60         2.50        2.23
Insurance benefits paid or
   provided                      0.35         0.33        0.34
- -----------------------------------------------------------------------------------------
                                13.13        13.15       13.72
- -----------------------------------------------------------------------------------------
Earnings before provision
   for income taxes              3.09         3.14        3.00
Provision for income taxes       1.20         1.23        1.21
- ------------------------------------------------------------------------------------------
Net earnings                    1.89 %        1.91 %      1.79 %
==========================================================================================
Memo:
  Net interest margin<F1>       9.28 %        9.30 %      9.25 %
  Efficiency ratio              44.5          44.8        49.8

 <F1> The first and second quarters of 1996 exclude one-time charges related to the company's initial public offering of 14 bpts and 8 bpts, respectively.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Receivables/Balance Sheet Items                                                    Page 2
=========================================================================================
                                      Three Months Ended          Change from Prior Year
Receivables ($ millions)     06/30/96     03/31/96    06/30/95     Amount       Percent
- -----------------------------------------------------------------------------------------
Consumer
Home equity lending        $ 15,145.5   $ 14,591.9  $ 13,736.0    $ 1,409.5        10.3 %
Personal lending and retail
   sales finance              6,765.1      6,455.6     6,042.4        722.7        12.0
Credit card                   5,979.5      5,399.7     4,402.2      1,577.3        35.8
Manufactured housing          2,275.7      2,148.6     1,866.6        409.1        21.9
- -----------------------------------------------------------------------------------------
    Total Consumer           30,165.8     28,595.8    26,047.2      4,118.6        15.8

Commercial
Truck and truck trailer       8,241.4      7,910.2     7,238.7      1,002.7        13.9
Equipment                     4,207.9      4,174.2     3,502.1        705.8        20.2
Other                           974.4        390.9       347.1        627.3       180.7
- -----------------------------------------------------------------------------------------
    Total Commercial         13,423.7     12,475.3    11,087.9      2,335.8        21.1
- -----------------------------------------------------------------------------------------
       Total net finance
         receivables       $ 43,589.5   $ 41,071.1  $ 37,135.1   $  6,454.4        17.4 %
=========================================================================================

Receivables (% of portfolio)
- -----------------------------------------------------------------------------------------
Consumer
Home equity lending              34.8 %       35.5 %      37.0 %
Personal lending and retail
   sales finance                 15.5         15.7        16.3
Credit card                      13.7         13.2        11.8
Manufactured housing              5.2          5.2         5.0
- -----------------------------------------------------------------------------------------
    Total Consumer               69.2         69.6        70.1

Commercial
Truck and truck trailer          18.9         19.2        19.5
Equipment                         9.7         10.2         9.5
Other                             2.2          1.0         0.9
- ------------------------------------------------------------------------------------------
    Total Commercial             30.8         30.4        29.9
==========================================================================================
       Total net finance
         receivables            100.0 %      100.0 %     100.0 %
==========================================================================================

Balance Sheet Items
- ------------------------------------------------------------------------------------------
Net receivables            $ 43,589.5   $ 41,071.1  $ 37,135.1    $ 6,454.4        17.4 %
Total assets                 45,116.4     42,525.1    38,913.4      6,203.0        15.9
Debt                         38,615.8     37,919.5    32,825.9      5,789.9        17.6
Stockholders' equity          5,106.9      3,088.9     4,829.9        277.0         5.7

Debt-to-equity                    7.5 x       12.2 x     6.8 x
Debt-to-adjusted equity <F1>      9.1         17.1       8.8

   <F1> Excludes push-down goodwill created by Ford's acquisition of foreign affiliates in 1989.


ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Credit Quality/Credit Loss Reserves                                                Page 3
=========================================================================================

                                                        Three Months Ended or at
60+ Days Contractual Delinquency ($ millions)       06/30/96     03/31/96    06/30/95
- -----------------------------------------------------------------------------------------
Consumer
Home equity lending                                  1.82 %       1.92 %      1.55 %
Personal lending and retail sales finance            2.84         2.81        2.43
Credit card                                          3.40         3.29        2.84
Manufactured housing                                 0.74         0.64        0.53
    Total Consumer                                   2.25         2.24        1.85

Commercial
Truck and truck trailer                              0.93         0.74        0.35
Equipment                                            0.71         0.75        0.34

    Total Commercial                                 0.80         0.73        0.34

        Total                                        1.80 %       1.78 %      1.40 %


Net Credit Losses to ANR
- -----------------------------------------------------------------------------------------
Consumer
Home equity lending                                  0.97 %       0.88 %      0.93 %
Personal lending and retail                          4.14         3.66        3.76
Credit card                                          6.08         5.72        4.19
Manufactured housing                                 0.87         0.78        0.82
    Total Consumer                                   2.67         2.40        2.13

Commercial
Truck and truck trailer                              0.29         0.28        0.24
Equipment                                            0.43         0.24        0.12
    Total Commercial                                 0.32         0.25        0.16

      Total                                          1.95 %       1.74 %      1.54 %

Credit Loss Reserves
- -----------------------------------------------------------------------------------------
Allowance for losses:
    Balance at end of period                    $ 1,469.0    $ 1,368.8   $ 1,192.3
    To net finance receivables                       3.37 %       3.33 %      3.21 %
    Multiple to net credit losses(YTD)               1.92         1.95        2.09
